                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------

                                  SCHEDULE 13G

                               (Amendment No. 2)

                        Under the Securities Act of 1934

                                   Aaon, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.004 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   000360206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 28, 1999

             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [X]   Rule 13d-1(b)
       [ ]   Rule 13d-1(c)
       [ ]   Rule 13d-1(d)


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 000360206                     13G                 Page 2 of 9 Pages
---------------------------                              -----------------------

------------------------------------------------------------------------------------------------
1                 Name of Reporting Person       Steven A. Van Dyke

                  I.R.S. Identification No. of Above Person      Not applicable
------------------------------------------------------------------------------------------------
2                 Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                                       (b) [X]
------------------------------------------------------------------------------------------------
3                 SEC Use Only
------------------------------------------------------------------------------------------------
4                 Citizenship or Place of Organization
                  United States
------------------------------------------------------------------------------------------------
Number of       5      Sole Voting Power
 Shares
                       0
                ---------------------------------------------------------------------------------
Beneficially    6      Shared Voting Power
  Owned by             0
                ----------------------------------------------------------------------------------
  Each          7      Sole Dispositive Power
Reporting
                       0
                ---------------------------------------------------------------------------------
Person With     8      Shared Dispositive Power

                       0
-------------------------------------------------------------------------------------------------
9                 Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
-------------------------------------------------------------------------------------------------
10                Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  [ ]
-------------------------------------------------------------------------------------------------
11                Percent of Class Represented by Amount in Row (9)
                  0%
-------------------------------------------------------------------------------------------------
12                Type of Reporting Person (See Instructions)
                  IN, HC
-------------------------------------------------------------------------------------------------


CUSIP No. 000360206                      13G                Page 3 of 9 Pages
                                                         -----------------------

-------------------------------------------------------------------------------------------------
1                 Name of Reporting Person       Douglas P. Teitelbaum

                  I.R.S. Identification No. of Above Person     Not applicable
-------------------------------------------------------------------------------------------------
2                 Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                                       (b) [X]
 -------------------------------------------------------------------------------------------------
3                 SEC Use Only
-------------------------------------------------------------------------------------------------
4                 Citizenship or Place of Organization
                  United States
-------------------------------------------------------------------------------------------------
Number of       5      Sole Voting Power
  Shares
                       0
                ---------------------------------------------------------------------------------
Beneficially    6      Shared Voting Power
  Owned by             0

                ---------------------------------------------------------------------------------
  Each          7      Sole Dispositive Power
Reporting
                       0
                ---------------------------------------------------------------------------------
Person With     8      Shared Dispositive Power

                       0
------------------------------------------------------------------------------------------------
9                 Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
-------------------------------------------------------------------------------------------------
10                Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  [ ]
------------------------------------------------------------------------------------------------
11                Percent of Class Represented by Amount in Row (9)
                  0%
-------------------------------------------------------------------------------------------------
12                Type of Reporting Person (See Instructions)
                  IN, HC
-------------------------------------------------------------------------------------------------


CUSIP No. 000360206                    13G                   Page 4 of 9 Pages
                                                         -----------------------

-------------------------------------------------------------------------------------------------
1                 Name of Reporting Person       Tower Investment Group, Inc.

                  I.R.S. Identification No. of Above Person  59-2924229
-------------------------------------------------------------------------------------------------
2                 Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                                       (b) [X]
-------------------------------------------------------------------------------------------------
3                 SEC Use Only
--------------------------------------------------------------------------------------------------
4                 Citizenship or Place of Organization
                  Florida
-------------------------------------------------------------------------------------------------
Number of       5      Sole Voting Power
 Shares
                       0
                ---------------------------------------------------------------------------------
Beneficially    6      Shared Voting Power
 Owned by
                       0
                ----------------------------------------------------------------------------------
   Each         7      Sole Dispositive Power
Reporting
                       0
                ---------------------------------------------------------------------------------
Person With     8      Shared Dispositive Power

                       0
-------------------------------------------------------------------------------------------------
9                 Aggregate Amount Beneficially Owned by Each Reporting Person
                  0
-------------------------------------------------------------------------------------------------
10                Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
                  Instructions)
                  [ ]
-------------------------------------------------------------------------------------------------
11                Percent of Class Represented by Amount in Row (9)
                  0%
-------------------------------------------------------------------------------------------------
12                Type of Reporting Person (See Instructions)
                  HC
-------------------------------------------------------------------------------------------------


CUSIP No. 000360206                         13G             Page 5 of 9 Pages
---------------------------                              -----------------------

-------------------------------------------------------------------------------------------------
1                 Name of Reporting Person       Bay Harbour Management, L.C.

                  I.R.S. Identification No. of Above Person  59-3418243
-------------------------------------------------------------------------------------------------
2                 Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                                        (b) [X]
-------------------------------------------------------------------------------------------------
3                 SEC Use Only
-------------------------------------------------------------------------------------------------
4                 Citizenship or Place of Organization
                  Florida
-------------------------------------------------------------------------------------------------
Number of       5      Sole Voting Power
 Shares
                       0
                ---------------------------------------------------------------------------------
Beneficially    6      Shared Voting Power
 Owned by
                       0
                ----------------------------------------------------------------------------------
  Each          7      Sole Dispositive Power
Reporting
                       0
                ---------------------------------------------------------------------------------

Person With     8      Shared Dispositive Power

                       0
-------------------------------------------------------------------------------------------------
9                 Aggregate Amount Beneficially Owned by Each Reporting Person

                  0
-------------------------------------------------------------------------------------------------
10                Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  [ ]
-------------------------------------------------------------------------------------------------
11                Percent of Class Represented by Amount in Row (9)
                  0%
-------------------------------------------------------------------------------------------------
12                Type of Reporting Person (See Instructions)
                  IA
-------------------------------------------------------------------------------------------------

CUSIP No. 000360206                         13G             Page 6 of 9 Pages
---------------------------                              -----------------------

  This Amendment No. 2 amends and supplements the Statement on Schedule 13G, originally filed with the Securities and Exchange Commission on July 30, 1999, and amended on February 10, 2000 (the "Schedule 13G"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, and Steven A. Van Dyke ("Mr. Van Dyke") and Douglas P. Teitelbaum ("Mr. Teitelbaum") in their capacities as stockholders of Tower (and Mr. Van Dyke in his capacity as President of Tower) (Bay Harbour, Tower, Mr. Van Dyke and Mr. Teitelbaum are collectively the "Reporting Persons"). Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13G.


Item 4(a) Amount Beneficially Owned:

Item 4(a) is hereby amended in its entirety to read as follows:

          As of January 28, 2000, Bay Harbour was not the beneficial owner of any shares of Aaon Common Stock as a result of voting and dispositive power that it held with respect to the 0 shares of Aaon Common Stock held for the account of five private investment funds and three managed accounts.

          As of January 28, 2000, Tower was not the beneficial owner of any shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

          As of January 28, 2000, Mr. Van Dyke was not beneficial owner of any shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Van Dyke is a stockholder and President of Tower.

          As of January 28, 2000, Mr. Teitelbaum was not the beneficial owner of any shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

Item 4(b) Percent of Class:

Item 4(b) is hereby amended in its entirety to read as follows:

          0%

CUSIP No. 000360206                         13G             Page 7 of 9 Pages
---------------------------                              -----------------------
Item 4(c) is hereby amended in its entirety to read as follows:

Item 4(c):  Number of shares as to which Bay Harbour has:

    (i)  sole power to vote or direct the vote: 0
    (ii)  shared power to vote or to direct the vote:  0
    (iii)  the sole power to dispose of or to direct the disposition of: 0
    (iv)  shared power to dispose of or to direct the disposition of:  0

    Bay Harbour does not currently possess any rights to acquire additional shares of Aaon Common Stock.

    Number of shares as to which Tower has:

    (i)  sole power to vote or direct the vote: 0
    (ii)  shared power to vote or to direct the vote:  0
    (iii)  the sole power to dispose of or to direct the disposition of: 0
    (iv)  shared power to dispose of or to direct the disposition of:  0

    Tower does not currently possess any rights to acquire additional shares of Aaon Common Stock.

    Number of shares as to which Mr. Van Dyke has:

    (i)  sole power to vote or direct the vote:  0
    (ii)  shared power to vote or to direct the vote: 0
    (iii)  the sole power to dispose of or to direct the disposition of:  0
    (iv)  shared power to dispose of or to direct the disposition of: 0

    Mr. Van Dyke does not currently possess any rights to acquire additional shares of Aaon Common Stock.

    Number of shares as to which Mr. Teitelbaum has:

    (i)  sole power to vote or direct the vote:  0
    (ii)  shared power to vote or to direct the vote: 0
    (iii)  the sole power to dispose of or to direct the disposition of:  0
    (iv)  shared power to dispose of or to direct the disposition of: 0

    Mr. Teitelbaum does not currently possess any rights to acquire additional shares of Aaon Common Stock.

CUSIP No. 000360206                        13G              Page 8 of 9 Pages
---------------------------                              -----------------------

Item 5.   Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended in its entirety to read as follows:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is hereby amended in its entirety to read as follows:

          Not Applicable.


Item 10.  Certification.

          By signing below, each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 000360206                    13G                  Page 9 of 9 Pages
---------------------------                              -----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    BAY HARBOUR MANAGEMENT, L.C.


Date: February 10, 2000              By:  /s/ Steven A. Van Dyke
                                           ------------------------
                                           Name:    Steven A. Van Dyke
                                           Title:   President and Chief
                                                    Executive Officer

                                    TOWER INVESTMENT GROUP, INC.


Date: February 10, 2000               By:  /s/ Steven A. Van Dyke
                                           -------------------------
                                           Name:   Steven A. Van Dyke
                                           Title:  President


Date: February 10, 2000                    /s/ Steven A. Van Dyke
                                           ----------------------
                                             Steven A. Van Dyke


Date: February 10, 2000                    /s/ Douglas P. Teitelbaum
                                           -------------------------
                                             Douglas P. Teitelbaum